

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

December 5, 2008

Gary Clark
Chief Executive Officer
Commerce Holdings, Inc.
10 Universal City Plaza, Suite 1950
Universal City, CA 91608

Re: **Commerce Holdings, Inc.**
Item 4.01 Form 8-K
Filed October 31, 2008
File No. 0-52564

Dear Mr. Clark:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: Gordon Dihly, Esq.
Fax: (303) 397-1967